Exhibit 99.1

Leju Receives Notification from NYSE Regarding Delayed Form 20-F Filing

BEIJING, June 22, 2020 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading e-commerce and online media platform for real estate and home furnishing industries in China, today announced that it received a notice from NYSE Regulation indicating that the Company is not in compliance with Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

The Company was not able to file the 2019 Form 20-F by June 15, 2020, as extended from the original due date of April 30, 2020 pursuant to an order issued by the SEC under Section 36 of the Securities Exchange Act of 1934 on March 4, 2020, as amended on March 25, 2020.  The delay is primarily due to (i) the impact of the outbreak of COVID-19, as set forth in the Form 6-K furnished to the SEC on April 24, 2020, and (ii) the change in the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2019, as previously announced on May 7, 2020. The Company is making all efforts to file the 2019 Form 20-F as soon as possible.

NYSE Regulation notified the Company that the NYSE will closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from the due date of the annual report. If the Company fails to file its annual report and any subsequent delayed filings within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the NYSE Listed Company Manual. It is expected by the NYSE that the Company will submit an official request for NYSE’s consideration at the appropriate time. If the NYSE determines that an additional six-month trading period is not appropriate, suspension and delisting procedures will commence pursuant to Section 804.00 of the NYSE Listed Company Manual.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement All information provided in this press release is as of the date of this press release, and Leju does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com